Exhibit 12.1

Ameren Corporation

Computation of Ratio of Earnings to Fixed Charges

(Thousands of Dollars, Except Ratios)

	Nine Months Ended September 30, 2012 (a)	Year Ended December 31, 2011 (b)
Earnings available for fixed charges, as defined:
Net income from continuing operations attributable to Ameren Corporation	$181,660	$518,945
Net income (loss) attributable to noncontrolling interest	(5,752)	1,061
Tax expense based on income	81,619	310,110
Fixed charges excluding capitalized interest and preferred stock dividends tax adjustment (c)	362,238	492,058
Amortization of capitalized interest	2,550	3,616

Earnings available for fixed charges, as defined	$622,315	$1,325,790

Fixed charges, as defined:
Interest expense on short-term and long-term debt (d)	$341,184	$464,522
Capitalized interest (c)	9,035	2,920
Estimated interest cost within rental expense	5,827	8,196
Amortization of net debt premium, discount, and expenses	10,394	13,312
Subsidiary preferred stock dividends	4,833	6,028
Adjust preferred stock dividends to pretax basis	2,115	3,561

Total fixed charges, as defined	$373,388	$498,539

Ratio of earnings to fixed charges	1.67	2.66

(a)	In the first quarter of 2012, Ameren recorded a pretax asset impairment charge of $628 million. See Note 11 - Asset Impairment under Part I, Item I of this Form 10-Q for additional information.
(b)

During 2011, Ameren Corporation recorded a charge to earnings of $125 million related to a loss on regulatory disallowance, charges related to closure of two energy centers and asset impairments. See Note 17 - Goodwill, Impairment and Other Charges under Part II, Item 8 of the 2011 Form 10-K for additional information.

(c)	Excludes allowance for funds used during construction
(d)	Includes interest expense related to uncertain tax positions